VIA FACSIMILE (202-772-9210)
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December 12, 2006

Mr. Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: MortgageIT Holdings, Inc.
    Form 10-K for the year ended December 31, 2005
    File No. 001-32213
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Dear Mr. Gordon:

We are writing in response to your letter dated November 30, 2006, a copy of which we enclose for your convenience. References to the "Company" in our response are references to MortgageIT Holdings, Inc., the registrant.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005
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ITEM 1 - BUSINESS
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GENERAL, PAGE 5
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1. Our determination, as submitted in our response dated November 6, 2006, that the Company's sub-prime mortgage loan origination channel should not be reported as a discontinued operation under paragraph 42 of SFAS 144 was based, in part, on a review of EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB
Statement No. 144 in Determining Whether to Report Discontinued Operations."
("EITF 03-13").

EITF 03-13 - Issue 1, Number 4. states: "...evaluation of whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity depends on whether continuing cash flows have been or are expected to be generated and, if so, whether those cash flows are direct or indirect. Continuing cash flows are cash inflows or outflows that are generated by the ongoing entity and are associated with activities involving a disposed component. If continuing cash flows are generated, the determination as to whether those continuing cash flows are direct or indirect should be based on their nature and significance. If any continuing cash flows are direct, the cash flows have not been eliminated and the operations of the component should not be presented as a discontinued operation."

While our disclosure on page 33 of Form 10-Q for the quarter ended June 30, 2006 indicated that the Company expects future sub-prime loan volume not to be a material component of its total originations (i.e., originations from all loan production channels), the Company believes the continuing cash flows from the sub-prime loan origination channel are significant. Specifically, funded sub-prime volume during the first six months of 2006 was $168 million compared to approximately $1.8 billion during the first six months of 2005. As such, funded sub-prime volume during the first six months of 2006 was significant in that it exceeded 9% of funded sub-prime volume for the first six months of 2005.

As cash flows from the Company's sub-prime loan origination channel in 2006 continue to be generated and are unchanged in nature, and these cash flows are significant when compared to sub-prime originations in the previous period, we submit that the cash flows from the Company's sub-prime loan origination channel are direct and the Company's sub-prime loan origination channel should not be presented as a discontinued operation.

Also, as mentioned in our previous response, the Company has announced that it will be acquired by Deutsche Bank in an all cash transaction and that the acquisition is expected to close in January 2007, subject to various closing conditions. Accordingly, the Form 10-Q filed by the Company for the period ended
September 30, 2006, may be the last periodic report filed by the Company.

We trust this is responsive to your inquiry. If you have any questions or require further information, please contact Bob Gula, Controller, at (212)
389-1442.

Sincerely,

/s/ GLENN J. MOURIDY

Glenn J. Mouridy
President and Chief Financial Officer
MortgageIT Holdings, Inc.

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